CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

6th March 2008

By Registered Airmail

[redacted]

08001346

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's 2007 Final Results announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 5th March 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

KL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

3/19

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

2007 Annual Results

Financial and Operating Highlights

Group Financial Statistics

Results		2007	2006	Change
Turnover	HK$ million	75,358	60,783	+24.0%
Profit attributable to Cathay Pacific shareholders	HK$ million	7,023	4,088	+71.8%
Earnings per share	HK cents	178.3	115.9	+53.8%
Dividend per share	HK cents	84.0	84.0	-
Profit margin	%	11.2	8.0	+3.2%pt

Balance Sheet				
Funds attributable to Cathay Pacific shareholders	HK$ million	50,549	45,386#	+11.4%
Net borrowings	HK$ million	14,731	16,348	-9.9%
Shareholders' funds per share	HK$	12.8	11.5#	+11.3%
Net debt/equity ratio	Times	0.29	0.36	-0.07times

Restated figure.

Operating Statistics

		Cathay Pacific and Dragonair			Cathay Pacific		
		2007	2006*	Change	2007	2006	Change
Available tonne kilometres ("ATK")	Million	23,077	19,684	+17.2%	21,303	18,866	+12.9%
Passengers carried	'000	23,253	18,097	+28.5%	17,757	16,728	+6.2%
Passenger load factor	%	79.8	79.5	+0.3%pt	81.1	79.9	+1.2%pt
Passenger yield	HK cents	55.0	48.0	+14.6%	52.2	47.0	+11.1%
Cargo carried	'000 tonnes	1,642	1,308	+25.5%	1,353	1,199	+12.8%
Cargo and mail load factor	%	66.7	68.6	-1.9%pt	67.5	68.3	-0.8%pt
Cargo and mail yield	HK$	1.64	1.70	-3.5%	1.56	1.69	-7.7%
Cost per ATK	HK$	2.32	2.23	+4.0%	2.19	2.21	-0.9%
Cost per ATK without fuel	HK$	1.65	1.57	+5.1%	1.52	1.53	-0.7%
Aircraft utilisation	Hours per day	11.7	12.5	-6.4%	12.7	12.8	-0.8%
On-time performance	%	83.9	85.2	-1.3%pt	87.9	85.9	+2.0%pt

* Consolidated operating statistics include Dragonair's operation from 1st October 2006.

Capacity, load factor and yield – Cathay Pacific

	Capacity ASK/ATK (million)*			Load factor (%)			Yield
	2007	2006	**Change**	**2007**	2006	**Change**	**Change**
Passenger services							
South West Pacific and South Africa	**14,589**	14,230	**+2.5%**	**81.7**	80.1	**+1.6%pt**	**+16.8%**
North Asia	**14,839**	13,796	**+7.6%**	**73.6**	72.3	**+1.3%pt**	**+4.8%**
South East Asia and Middle East	**18,234**	18,375	**-0.8%**	**80.4**	76.1	**+4.3%pt**	**+9.7%**
Europe	**19,641**	18,884	**+4.0%**	**83.6**	84.2	**-0.6%pt**	**+13.6%**
North America	**25,247**	23,833	**+5.9%**	**83.6**	83.5	**+0.1%pt**	**+11.3%**
Overall	**92,550**	89,118	**+3.9%**	**81.1**	79.9	**+1.2%pt**	**+11.1%**
Cargo services	**12,502**	10,391	**+20.3%**	**67.5**	68.3	**-0.8%pt**	**-7.7%**

* *Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

South West Pacific and South Africa

- We increased capacity to Australia with Sydney getting its fourth daily flight and a third daily Melbourne flight added from October. Services to Adelaide and Perth were also enhanced.
- Traffic to and from Australia remained strong throughout the year, driven by heavy Mainland China traffic. Strong business class demand helped to raise yield.
- The Auckland service became a twice-daily flight for the peak season with effect from December. Demand was robust on the route throughout the year.
- Corporate demand helped to increase yield on the South African route, with traffic from Mainland China helping to keep passenger numbers high.

North Asia

- We added a sixth daily flight to Tokyo in late October. Yields on our Japanese routes were, however, affected by the weakness of the Yen and lower demand for outbound travel.
- Strong competition affected both demand and yield on our flights between Japan and Taipei.
- Our performance in the Korean market remained satisfactory though there was a fall in outbound demand in the latter months.
- Busan in South Korea was added as a destination through a codeshare with Dragonair. This service was launched in January.
- Traffic to and from Taiwan was generally healthy though the emergence of competing hubs for Mainland China-Taiwan traffic, particularly Jeju in South Korea, began to have some impact.
- We added four new destinations in Mainland China – Changsha, Fuzhou, Qingdao and Wuhan – in December through a codeshare agreement with Dragonair.
- Traffic to our two main ports in the Mainland, Beijing and Shanghai, was generally robust although the Shanghai market was affected by strong competition and price-cutting, particularly in the second half of the year.

South East Asia and Middle East

- Business in this region was strong throughout most of the year, though Thailand lost favour as a holiday destination.
- There was good growth in business class travel regionally and this helped to boost yield.
- Four extra flights a week were mounted to Cebu in the summer and extra capacity was added on key destinations during holiday peaks.

- Flights to Colombo were suspended – in March and again in late April – following growing security concerns. Flights will resume by end of March this year.
- Load factors to India and Middle Eastern destinations were high throughout 2007 and yield increased.
- Business to and from India increased as a result of a temporary "open skies" arrangement for the winter peak. The recently announced service enhancements to and from India will enable Cathay Pacific to better serve the fast-growing Indian market.

Europe

- Business class demand remained high on the key London route, helping to push up yield. However, increased competition had an impact on economy class load factor and yield.
- Load factors on other European services were high for most of the year. The strong Euro helped to maintain yield.
- Three additional flights a week were added to Paris from the summer.

North America

- The North American market made an increasingly important contribution to our overall business in 2007.
- Demand remained high on all routes throughout the year with heavy corporate traffic driving up yield.
- Significant increases to our capacity on the North American routes were made during the course of the year. Overall capacity rose by 5.9%.
- San Francisco became double-daily from October while New York went to three flights a day – two non-stop – following the arrival of our third Boeing 777-300ER aircraft in November.
- We added three flights a week to Vancouver in summer and it will become a triple-daily service from March 2008.
- In December three of our Toronto flights became non-stop services and a daily non-stop service commenced from 1st January 2008.

Cargo services

- We added one more aircraft to our freighter fleet in 2007 – our sixth Boeing 747-400BCF. One more Boeing 747-400BCF will arrive in 2008 with the conversion of an existing Boeing 747-400.
- We announced our biggest-ever order for new freighters in November, with an order for 10 Boeing 747-8Fs for delivery between 2009 and 2012. These new generation aircraft offer greatly improved efficiency and will enable us to carry more cargo over longer distances.
- We will also take delivery of six new Boeing 747-400ERFs, Extended Range Freighters, starting May 2008.
- High fuel prices continued to have a big impact on our cargo business, only partially offset by fuel surcharges.
- The negative effect of fuel prices was particularly felt on our older, more inefficient Boeing 747-200F freighters. We will start to withdraw these from service as new freighters arrive in 2008.
- Demand from Mainland China continued to be strong and flights out of Hong Kong to North America were full for much of the year. The freighter service to Atlanta and Dallas was turned into a daily operation.
- We also increased our freighter frequency to Chennai and Toronto.
- Demand to and from Australia rose significantly during the second half of the year, helping to boost yield.
- We saw a marked decline on the Japanese route in both directions, with tonnage and yield affected by a modal shift to marine freight.

Chairman's Letter

The Cathay Pacific Group reported an attributable profit of HK$7,023 million for 2007 compared to HK$4,088 million in 2006. This is a record annual profit. Turnover also hit a new high, increasing by 24.0% to HK$75,358 million.

The key driver behind the 71.8% rise in profit was strong passenger demand, helped by a weak dollar, fuel hedging gains and the profit contribution from our associates, especially Air China for its first full reporting year. Cargo demand was generally weaker than expected for much of 2007, as was cargo yield. Fuel prices continued to climb, particularly in the latter part of the year, and our total fuel bill rose by 21.8% to HK$24,624 million. Fuel surcharges only partially offset the additional cost.

The airline continued to improve productivity and rein in controllable costs. As a result, the unit cost excluding fuel was slightly below last year.

Consistently strong passenger demand throughout 2007 led to a new record in passenger numbers for Cathay Pacific – up by 6.2% to 17.8 million. Passenger revenue increased by 17.0% to HK$39,299 million, while high demand from first and business class passengers helped push up yield by 11.1% to HK¢52.2. Additional services, added mainly in the latter part of the year, to destinations including Melbourne, New York and San Francisco, led to a 3.9% increase in passenger capacity.

The growth of our cargo business remained below expectation for most of the year, though a 20.3% rise in capacity and the strengthening of services on some routes led to a 12.8% increase in total tonnage carried. Cargo revenue only rose by 10.0% to HK$13,183 million against the 20.3% increase in capacity as a result of declining cargo yields. Demand remained high out of Hong Kong and Mainland China but North Asia, Japan in particular, remained a problem area throughout 2007, contributing to the overall cargo yield decline of 7.7%.

2007 was the first full reporting year to include Dragonair as a wholly owned subsidiary. Dragonair became part of the Cathay Pacific Group in September 2006 and since then work has been ongoing to realise the synergies resulting from the integration of the two carriers. Six new destinations – Busan, Fukuoka, Kathmandu, Phuket, Sendai and Taichung - have been added to the Dragonair network since the integration and services to existing destinations have been strengthened. Connection times between Cathay Pacific and Dragonair have been greatly improved at the Hong Kong hub and connectivity has been enhanced by strengthening and better aligning both carriers' networks.

At the same time, Cathay Pacific has been building on its strategic relationship with Air China. We are currently working on initiatives that will enhance this relationship and will further the development of our respective networks and hubs.

We continued to grow the airline in 2007 and in the course of the year Cathay Pacific and Dragonair added a total of 12 aircraft to our fleet. In terms of new arrivals, the biggest development was the delivery of our first five Boeing 777-300ER passenger aircraft, which will form the backbone of our long-haul fleet in the coming years. During the year, we ordered 12 more Boeing 777-300ERs, taking our total commitment to 30, and eight Airbus A330-300s. We also announced firm orders for 10 new-generation Boeing 747-8F freighters for delivery between 2009 and 2012. This order underscores our long-term confidence in the airfreight market in Hong Kong, as does the submission of our tender to build and operate the third cargo terminal at Hong Kong International Airport.

We remain committed to enhancing our inflight product and service, and during the course of 2007 we began to rollout our ground-breaking three-class long-haul product on our existing fleet, while all new Boeing 777-300ERs come with this product already fitted. We believe that our new long-haul product, currently installed on 20 aircraft, offers an improved level of comfort and service.

Environmental concerns are growing and we outlined our commitment to minimising the environmental impact of our business in our first Corporate Social Responsibility report published in May 2007. This report highlighted our position on climate change and explained the measures we are taking to reduce emissions. Cathay Pacific and Dragonair together launched a carbon offset scheme for passengers in December. For the year 2007, Cathay Pacific and Dragonair offset the carbon emissions from all our own business travel.

Cathay Pacific is the subject of anti-trust investigations by competition authorities in various jurisdictions and is cooperating fully with the relevant authorities. Given the uncertainties surrounding these issues no reliable estimate of any potential liability can be made at this time. Accordingly, the matter is disclosed as a contingent liability in note 27(e) to the accounts in the 2007 Annual Report.

In 2008, we expect the total fleet size for the Cathay Pacific Group to grow to 169 aircraft, an increase of 10. These additional aircraft will be used to expand further Cathay Pacific and Dragonair route networks and to continue to develop Hong Kong's position as Asia's leading international aviation hub for both passenger and cargo traffic. We expect competition to intensify, while high and volatile fuel prices will continue to have a major impact on our business. Any substantial slowdown in world economic activity would pose risks to anticipated passenger and cargo volumes and revenue. We will, however, continue to work hard to realise the full potential from our acquisition of Dragonair, our strategic partnership with Air China and the strength of our main hub in Hong Kong, Asia's World City.

Christopher Pratt
Chairman
Hong Kong, 5th March 2008

CATHAY PACIFIC

Consolidated Profit and Loss Account
for the year ended 31st December 2007

	Note	2007 HK$M	2006 HK$M
Turnover			
Passenger services		**45,129**	35,155
Cargo services		**16,238**	14,251
Catering, recoveries and other services		**13,991**	11,377
Total turnover	2	**75,358**	60,783
Expenses			
Staff		**(12,142)**	(9,950)
Inflight service and passenger expenses		**(2,903)**	(2,347)
Landing, parking and route expenses		**(9,950)**	(8,066)
Fuel		**(24,624)**	(20,214)
Aircraft maintenance		**(6,830)**	(5,330)
Aircraft depreciation and operating leases		**(6,369)**	(5,283)
Other depreciation and operating leases		**(998)**	(862)
Commissions		**(860)**	(668)
Others		**(2,943)**	(2,845)
Operating expenses		**(67,619)**	(55,565)
Operating profit	4	**7,739**	5,218
Finance charges		**(2,451)**	(1,818)
Finance income		**1,664**	1,353
Net finance charges		**(787)**	(465)
Share of profits of associates		**1,057**	301
Profit before tax		**8,009**	5,054
Taxation	5	**(799)**	(782)
Profit for the year		**7,210**	4,272
Profit attributable to			
Cathay Pacific shareholders		**7,023**	4,088
Minority interests		**187**	184
		7,210	4,272
Dividends			
Interim – paid	6	**985**	786
Special – paid	6	**-**	1,259
Final – proposed	6	**2,325**	1,260
		3,310	3,305
Earnings per share		**HK¢**	HK¢
Basic	7	**178.3**	115.9
Diluted	7	**178.1**	115.7
		HK$	HK$
Shareholders' fund per share		**12.83**	11.53*

* Restated

CATHAY PACIFIC

Consolidated Balance Sheet

at 31st December 2007

	Note	2007 HK$M	2006 (restated) HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**62,388**	57,602
Intangible assets		**7,782**	7,749
Investments in associates		**10,054**	8,826
Other long-term receivables and investments		**3,519**	3,406
		83,743	77,583
Long-term liabilities		**(40,323)**	(33,956)
Related pledged security deposits		**7,833**	8,164
Net long-term liabilities		**(32,490)**	(25,792)
Retirement benefit obligations		**(268)**	(170)
Deferred taxation		**(6,771)**	(6,508)
		(39,529)	(32,470)
Net non-current assets		**44,214**	45,113
Current assets and liabilities			
Stock		**882**	789
Trade and other receivables	*8*	**11,376**	8,735
Liquid funds		**21,649**	15,624
		33,907	25,148
Current portion of long-term liabilities		**(4,788)**	(7,503)
Related pledged security deposits		**910**	1,352
Net current portion of long-term liabilities		**(3,878)**	(6,151)
Trade and other payables	*9*	**(14,787)**	(10,999)
Unearned transportation revenue		**(6,254)**	(4,671)
Taxation		**(2,475)**	(2,902)
		(27,394)	(24,723)
Net current assets		**6,513**	425
Net assets		**50,727**	45,538
CAPITAL AND RESERVES			
Share capital	*10*	**788**	787
Reserves		**49,761**	44,599
Funds attributable to Cathay Pacific shareholders		**50,549**	45,386
Minority interests		**178**	152
Total equity		**50,727**	45,538

Notes:

1. Basis of preparation and accounting policies

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Hong Kong Accounting Standards, Hong Kong Financial Reporting Standards and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants. These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

3. Segment information

(a) Primary reporting by business segment

	Airline business		Non-airline business		Unallocated		Total	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M
Revenue								
Sales to external customers	**73,881**	59,401	**1,477**	1,382			**75,358**	60,783
Inter-segment sales	**24**	-	**1,209**	965			**1,233**	965
Segment revenue	**73,905**	59,401	**2,686**	2,347			**76,591**	61,748
Segment results	**7,471**	4,981	**268**	237			**7,739**	5,218
Net finance charges	**(803)**	(477)	**16**	12			**(787)**	(465)
	6,668	4,504	**284**	249			**6,952**	4,753
Share of profits of associates					**1,057**	301	**1,057**	301
Profit before tax							**8,009**	5,054
Taxation	**(752)**	(735)	**(47)**	(47)			**(799)**	(782)
Profit for the year							**7,210**	4,272
Assets and liabilities								
Segment assets	**105,869**	92,066	**1,727**	1,839			**107,596**	93,905
Investment in associates					**10,054**	8,826	**10,054**	8,826
Total assets	**105,869**	92,066	**1,727**	1,839	**10,054**	8,826	**117,650**	102,731
Segment liabilities	**66,513**	56,702	**410**	491			**66,923**	57,193
Net assets							**50,727**	45,538
Other segment information								
Depreciation and amortisation	**4,681**	4,120	**163**	175	**-**	-	**4,844**	4,295
Purchase of fixed and intangible assets	**9,722**	5,272	**79**	39	**-**	-	**9,801**	5,311

The Group's two reportable segments are classified according to the nature of the business. The airline business segment comprises the Group's passenger and cargo operations. The non-airline business segment includes mainly catering, ground and aircraft ramp handling services.

3. **Segment information (continued)**

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger and cargo services. Management considers that there is no suitable basis for allocating such assets and related operating costs between the two segments. Accordingly, passenger and cargo services are not disclosed as separate business segments.

Inter-segment sales are based on prices set on an arm's length basis.

(b) Secondary reporting by geographical segment

	2007 HK$M	2006 HK$M
Turnover by origin of sale:		
North Asia		
- Hong Kong and Mainland China	**32,906**	24,855
- Japan, Korea and Taiwan	**11,324**	9,757
South West Pacific and South Africa	**5,073**	4,015
South East Asia and Middle East	**7,722**	7,019
Europe	**8,707**	7,016
North America	**9,626**	8,121
	75,358	60,783

Countries included in each region are defined in the 2007 Annual Report. Geographical segment results and segment net assets are not disclosed for the reasons set out in the 2007 Annual Report.

4. **Operating profit**

	2007 HK$M	2006 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**1,811**	1,766
- Owned	**3,020**	2,489
Amortisation of intangible assets	**13**	40
Operating lease rentals		
- Land and buildings	**550**	434
- Aircraft and related equipment	**1,941**	1,379
- Others	**32**	37
Operating lease income		
- Aircraft and related equipment	**(276)**	(123)
Cost of stock expensed	**1,919**	1,552
Exchange differences	**(490)**	(271)
Auditors' remuneration	**10**	8
Net gains on financial assets and liabilities classified as held for trading	**(867)**	(278)
Net loss on financial assets and liabilities designated as at fair value through profit and loss	**257**	-
Income from unlisted investments	**(213)**	(166)
Income from listed investments	**(3)**	(25)

5. Taxation

	2007 HK$M	2006 HK$M
Current tax expenses		
- Hong Kong profits tax	**61**	61
- Overseas tax	**502**	362
- Under provisions for prior years	**37**	162
Deferred tax		
- Origination and reversal of temporary differences	**199**	197
	799	782

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations (see note 27(d) to the accounts in the 2007 Annual Report).

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2007 HK$M	2006 HK$M
Consolidated profit before tax	**8,009**	5,054
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2006: 17.5%)	**(1,402)**	(884)
Expenses not deductible for tax purposes	**(57)**	(200)
Tax provisions under provided in prior years	**(37)**	(162)
Effect of different tax rates in overseas jurisdictions	**449**	292
Tax losses recognised	**59**	34
Income not subject to tax	**189**	138
Tax charge	**(799)**	(782)

Further information on deferred tax is shown in note 16 to the accounts in the 2007 Annual Report.

6. Dividends

	2007 HK$M	2006 HK$M
2006 special dividend paid on 20th November 2006 of HK¢32 per share	**-**	1,259
2007 interim dividend paid on 2nd October 2007 of HK¢25 per share (2006: HK¢20 per share)	**985**	786
2007 final dividend proposed on 5th March 2008 of HK¢59 per share (2006: HK¢32 per share)	**2,325**	1,260
	3,310	3,305

We recommend the payment of a final dividend of HK¢59 per share for the year ended 31st December 2007. Together with the interim dividend of HK¢25 per share paid on 2nd October 2007, this makes a total dividend for the year of HK¢84 per share. This represents a total distribution for the year of HK$3,310 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 7th May 2008, payment of the final dividend will be made on 2nd June 2008 to shareholders registered at the close of business on the record date, 7th May 2008.

The register of members will be closed from 2nd May 2008 to 7th May 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 30th April 2008.

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$7,023 million (2006: HK$4,088 million) by the daily weighted average number of shares in issue throughout the year of 3,938 million (2006: 3,526 million) shares and 3,942 million (2006: 3,533 million) shares respectively with the latter adjusted for the effects of the share options.

	2007 Million	2006 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,938**	3,526
Deemed issue of ordinary shares for no consideration	**4**	7
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,942**	3,533

8. Trade and other receivables

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Trade debtors	**4,938**	4,701	**4,150**	3,751
Derivative financial assets	**2,666**	720	**2,653**	707
Other receivables and prepayments	**3,709**	3,213	**2,431**	1,941
Due from associates	**63**	101	**15**	1
	11,376	8,735	**9,249**	6,400

As at 31st December 2007, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$1,064 million (2006: HK$237 million) and HK$1,056 million (2006: HK$236 million) respectively.

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Analysis of trade debtors by age:				
Current	**4,841**	4,445	**4,098**	3,715
One to three months overdue	**95**	241	**52**	35
More than three months overdue	**2**	15	**-**	1
	4,938	4,701	**4,150**	3,751

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

The movement in the provision for bad debt in respect of trade debtors during the year was as follows:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
At 1st January	**144**	100	**123**	100
Acquisition of a subsidiary	**-**	7	**-**	-
Amounts written back	**(2)**	(8)	**-**	-
Impairment loss recognised	**27**	45	**10**	23
At 31st December	**169**	144	**133**	123

Fleet profile

Aircraft type	Number as at 31st December 2007 Owned	Leased: Finance	Leased: Operating	Total	Firm orders '08	Firm orders '09	Firm orders '10 and beyond	Total	Expiry of operating leases '08	'09	'10	'11	'12	'13 and beyond	Purchase rights
Aircraft operated by Cathay Pacific:															
A330-300	8	18	3	29	3[(a)]		8	11				3			
A340-300	1	10	4	15								4			
A340-600			3	3					3						
747-400	18		6	24[(b)]									3	3	
747-200F	7			7											
747-400F	2	4		6											
747-400BCF	5	1		6		1[(c)]		1							
747-400ERF					3	3		6							
747-8F						2	8	10							
777-200	1	4		5											
777-300	2	10		12											
777-300ER	1	2	2	5	5[(d)]	5	15	25						2	20[(e)]
Total	45	49	18	112	11	11	31	53	3			7	3	5	20
Aircraft operated by Dragonair:															
A320	3	2	5	10						1	1	3			
A321	2		4	6							2	2			
A330	3	2	11	16[(f)]						2	1	2	3	3	
747-200F	1			1											
747-300SF	3			3											
747-400BCF	3			3	2			2							
Total	15	4	20	39	2			2		3	4	7	3	3	
Aircraft operated by AHK:															
A300-600F	2	6		8											
Grand total	**62**	**59**	**38**	**159**	**13**	**11**	**31**	**55**	**3**	**3**	**4**	**14**	**6**	**8**	**20**

(a) Aircraft on 7.5 year operating leases.
(b) One aircraft to be converted to a 747-400BCF in 2008.
(c) Aircraft on 9 year operating lease.
(d) Two aircraft on 10 year operating leases.
(e) Purchase rights for aircraft delivered by 2017.
(f) One aircraft leased out to Air China.

Review of subsidiaries and associates

- Work continued to bring the operations of Cathay Pacific and Hong Kong Dragon Airlines Limited ("Dragonair") closer together following the September 2006 deal that saw Dragonair become a wholly owned subsidiary. Both cost and revenue synergies have been realised along with significant benefits for passengers and the Hong Kong hub.
- AHK Air Hong Kong Limited ("AHK") recorded a higher profit in 2007 despite the adverse impact of higher fuel prices. During the year AHK further expanded its overnight express cargo network to Beijing and Shanghai, increasing the number of cities served in Asia to 10.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory result in 2007. The performance of other inflight catering kitchens in Asia and Canada were encouraging with higher profits than in 2006.
- Air China Limited ("Air China"), in which Cathay Pacific owns 18.1%, is the national flag carrier and leading provider of passenger, cargo and other airline related services in Mainland China. The Group's share of Air China's profit is based on accounts drawn up three months in arrears and consequently the 2007 annual results include Air China's results for the 12 months ended 30th September 2007.

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$7,023 million (2006: HK$4,088 million) by the daily weighted average number of shares in issue throughout the year of 3,938 million (2006: 3,526 million) shares and 3,942 million (2006: 3,533 million) shares respectively with the latter adjusted for the effects of the share options.

	2007 Million	2006 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,938**	3,526
Deemed issue of ordinary shares for no consideration	**4**	7
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,942**	3,533

8. Trade and other receivables

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Trade debtors	**4,938**	4,701	**4,150**	3,751
Derivative financial assets	**2,666**	720	**2,653**	707
Other receivables and prepayments	**3,709**	3,213	**2,431**	1,941
Due from associates	**63**	101	**15**	1
	11,376	8,735	**9,249**	6,400

As at 31st December 2007, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$1,064 million (2006: HK$237 million) and HK$1,056 million (2006: HK$236 million) respectively.

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Analysis of trade debtors by age:				
Current	**4,841**	4,445	**4,098**	3,715
One to three months overdue	**95**	241	**52**	35
More than three months overdue	**2**	15	**-**	1
	4,938	4,701	**4,150**	3,751

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

The movement in the provision for bad debt in respect of trade debtors during the year was as follows:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
At 1st January	**144**	100	**123**	100
Acquisition of a subsidiary	**-**	7	**-**	-
Amounts written back	**(2)**	(8)	**-**	-
Impairment loss recognised	**27**	45	**10**	23
At 31st December	**169**	144	**133**	123

9. Trade and other payables

	Group		Company	
	2007 HK$M	2006 (restated) HK$M	**2007 HK$M**	2006 HK$M
Trade creditors	**5,546**	4,518	**4,064**	2,949
Derivative financial liabilities	**2,103**	756	**1,971**	682
Other payables	**6,783**	5,426	**5,912**	4,995
Due to associates	**197**	160	**105**	118
Due to other related companies	**146**	110	**146**	109
Bank overdrafts – unsecured	**12**	29	**10**	19
	14,787	10,999	**12,208**	8,872

As at 31st December 2007, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$1,246 million (2006: HK$371 million) and HK$1,239 million (2006: HK$310 million) respectively.

	Group		Company	
	2007 HK$M	2006 (restated) HK$M	**2007 HK$M**	2006 HK$M
Analysis of trade creditors by age:				
Current	**3,918**	3,129	**3,250**	2,316
One to three months overdue	**961**	939	**672**	525
More than three months overdue	**667**	450	**142**	108
	5,546	4,518	**4,064**	2,949

10. Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2007, 3,940,025,072 shares were in issue (31st December 2006: 3,935,697,572 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 4,327,500 shares were issued under the scheme. Details of the scheme can be found in note 20 to the accounts in the 2007 Annual Report.

11. Corporate governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules. The Company has also put in place corporate governance practices to meet most of the recommended best practices in the CG Code.

The 2007 annual result has been reviewed by the Audit Committee. Details of Corporate Governance can be found in the 2007 Annual Report.

12. Annual Report

The 2007 Annual Report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website and the Company's website *www.cathaypacific.com* by 28th March 2008. It will be sent to shareholders by 31st March 2008.

Operating expenses

Net operating expenses after deduction of Group recoveries of HK$12,513 million (2006: HK$9,995 million) and of Cathay Pacific recoveries HK$11,241 million (2006: HK$9,501 million) are analysed as follows:

	Group *			Cathay Pacific		
	2007 HK$M	2006 HK$M	**Change**	**2007 HK$M**	2006 HK$M	**Change**
Staff	**12,142**	9,950	**+22.0%**	**9,432**	8,553	**+10.3%**
Inflight service and passenger expenses	**2,418**	1,987	**+21.7%**	**2,018**	1,899	**+6.3%**
Landing, parking and route expenses	**8,510**	6,948	**+22.5%**	**7,413**	6,384	**+16.1%**
Fuel	**15,862**	13,333	**+19.0%**	**14,197**	12,641	**+12.3%**
Aircraft maintenance	**6,830**	5,330	**+28.1%**	**5,367**	4,882	**+9.9%**
Aircraft depreciation and operating leases	**6,093**	5,160	**+18.1%**	**5,509**	4,789	**+15.0%**
Other depreciation and operating leases	**998**	862	**+15.8%**	**636**	625	**+1.8%**
Commissions	**860**	668	**+28.7%**	**752**	622	**+20.9%**
Exchange gain	**(490)**	(271)	**+80.8%**	**(376)**	(271)	**+38.7%**
Others	**1,883**	1,603	**+17.5%**	**1,233**	1,222	**+0.9%**
Net operating expenses	**55,106**	45,570	**+20.9%**	**46,181**	41,346	**+11.7%**
Net finance charges	**787**	465	**+69.2%**	**455**	287	**+58.5%**
Total net operating expenses	**55,893**	46,035	**+21.4%**	**46,636**	41,633	**+12.0%**

* Includes Dragonair's expenses from 1st October 2006.

- Group operating expenses rose 21.4% to HK$55,893 million partly as a result of Dragonair figures being included for only three months in 2006.
- Staff costs increased due to an increase in the average number of staff.
- Inflight service and passenger expenses rose due to a 28.5% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights and strong foreign currencies.
- Fuel costs increased due to a 6.5% increase in the average into-plane fuel price to US$91 per barrel and a 15.8% increase in consumption to 35.8 million barrels. Cathay Pacific's fuel surcharges increased from HK$6,470 million to HK$7,737 million.
- Fuel hedging gains increased by HK$527 million to HK$933 million and include unrealised mark to market gains of HK$214 million (2006: HK$158 million).
- Aircraft maintenance increased as a result of the fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges increased due to additional aircraft lease obligations.
- The combined cost per ATK of Cathay Pacific and Dragonair increased from HK$2.23 to HK$2.32 due to higher fuel prices.

Assets

- Total assets as at 31st December 2007 were HK$117,650 million.
- During the year, additions to fixed assets were HK$9,755 million, comprising HK$9,501 million for aircraft and related equipment and HK$254 million for other equipment.

Borrowings and capital

- Borrowings increased by 13.9% to HK$36,368 million compared with HK$31,943 million in 2006.
- Borrowings are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros, and are fully repayable by 2022 with 35% at fixed rates of interest net of derivatives.
- Liquid funds, 57% of which are denominated in US dollars, increased by 38.6% to HK$21,649 million.
- Net borrowings decreased by 9.9% to HK$14,731 million.
- Funds attributable to Cathay Pacific shareholders increased by 11.4% to HK$50,549 million.
- Net debt/equity ratio decreased from 0.36 times to 0.29 times.

Fleet profile

Aircraft type	Number as at 31st December 2007				Firm orders				Expiry of operating leases						Purchase rights
		Leased													
	Owned	Finance	Operating	Total	'08	'09	'10 and beyond	Total	'08	'09	'10	'11	'12	'13 and beyond	
Aircraft operated by Cathay Pacific:															
A330-300	8	18	3	29	3[(a)]		8	11				3			
A340-300	1	10	4	15								4			
A340-600			3	3					3						
747-400	18		6	24[(b)]									3	3	
747-200F	7			7											
747-400F	2	4		6											
747-400BCF	5	1		6		1[(c)]		1							
747-400ERF					3	3		6							
747-8F						2	8	10							
777-200	1	4		5											
777-300	2	10		12											
777-300ER	1	2	2	5	5[(d)]	5	15	25						2	20[(e)]
Total	45	49	18	112	11	11	31	53	3			7	3	5	20
Aircraft operated by Dragonair:															
A320	3	2	5	10						1	1	3			
A321	2		4	6							2	2			
A330	3	2	11	16[(f)]						2	1	2	3	3	
747-200F	1			1											
747-300SF	3			3											
747-400BCF	3			3	2			2							
Total	15	4	20	39	2			2		3	4	7	3	3	
Aircraft operated by AHK:															
A300-600F	2	6		8											
Grand total	**62**	**59**	**38**	**159**	**13**	**11**	**31**	**55**	**3**	**3**	**4**	**14**	**6**	**8**	**20**

(a) Aircraft on 7.5 year operating leases.
(b) One aircraft to be converted to a 747-400BCF in 2008.
(c) Aircraft on 9 year operating lease.
(d) Two aircraft on 10 year operating leases.
(e) Purchase rights for aircraft delivered by 2017.
(f) One aircraft leased out to Air China.

Review of subsidiaries and associates

- Work continued to bring the operations of Cathay Pacific and Hong Kong Dragon Airlines Limited ("Dragonair") closer together following the September 2006 deal that saw Dragonair become a wholly owned subsidiary. Both cost and revenue synergies have been realised along with significant benefits for passengers and the Hong Kong hub.
- AHK Air Hong Kong Limited ("AHK") recorded a higher profit in 2007 despite the adverse impact of higher fuel prices. During the year AHK further expanded its overnight express cargo network to Beijing and Shanghai, increasing the number of cities served in Asia to 10.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory result in 2007. The performance of other inflight catering kitchens in Asia and Canada were encouraging with higher profits than in 2006.
- Air China Limited ("Air China"), in which Cathay Pacific owns 18.1%, is the national flag carrier and leading provider of passenger, cargo and other airline related services in Mainland China. The Group's share of Air China's profit is based on accounts drawn up three months in arrears and consequently the 2007 annual results include Air China's results for the 12 months ended 30th September 2007.

- Hong Kong Aircraft Engineering Company Limited achieved a consolidated profit attributable to its shareholders of HK$1,073 million, a 26.7% increase on the previous year. Its third hangar at Hong Kong International Airport is under construction with opening expected in mid-2009. Taikoo (Xiamen) Aircraft Engineering Company Limited's fifth hangar was opened in June 2007 and a sixth hangar is under construction with operation scheduled for the second half of 2009.

Corporate Responsibility

- Cathay Pacific believes it has a responsibility to give something back to the communities in which it operates and which have played such an important part in its success. The airline runs a number of community and charitable efforts, with a particular focus on supporting young people.
- Cathay Pacific published its first Corporate Social Responsibility report in 2007, detailing the airline's environmental performance and initiatives on social responsibility including safety and health, community initiatives, human resources and our requirement for procurement and supply chains. The report is available online at *www.cathaypacific.com.*
- Our Climate Change Position outlines our approach to addressing climate change through three key principles: maximising fuel efficiency and reducing fuel wastage; addressing inefficiencies in air traffic management; and acknowledging the role of economic instruments such as emissions trading.
- In December we launched "FLY greener" for Cathay Pacific and Dragonair – the first carbon offset scheme to be introduced by airlines in Asia. Passengers can now use cash or Asia Miles to offset their air travel, with the carbon credits used to promote a wind farm in Shanghai.
- Cathay Pacific and its subsidiaries employed more than 25,900 people worldwide at the end of 2007. Some 17,100 staff worked for the airline itself, with more than 11,800 of those employed in Hong Kong. We review our human resource and remuneration policies in the light of local legislation, industry practice, market conditions and the performance of individuals and the Company.

The Directors of the Company as at the date of this announcement are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;

Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman
Hong Kong, 5th March 2008

Website: www.cathaypacific.com

END